Exhibit 2.2
ASSET PURCHASE AGREEMENT
          ASSET PURCHASE AGREEMENT, dated as of August 7, 2007 (this “Agreement”), by and between Loral Skynet Corporation, a Delaware corporation (the “Seller”), Skynet Satellite Corporation, a Delaware corporation (the “Buyer”), and Loral Space & Communications Inc., a Delaware corporation that indirectly owns all of the issued and outstanding common stock of the Seller (“Parent”).
R E C I T A L S:
          WHEREAS, on the date hereof, the Seller, Parent and 4363205 Canada Inc., a Canadian corporation (“Transferee”), entered into an Asset Transfer Agreement (as amended from time to time, the “Asset Transfer Agreement”);
          WHEREAS, as of the Asset Transfer Closing (as hereinafter defined), the Buyer will become an indirect Subsidiary of Transferee; and
          WHEREAS, (i) the Seller desires to sell to the Buyer and the Buyer desires to purchase from the Seller, the Purchased Property, and (ii) the Seller desires to assign to the Buyer certain liabilities of the Seller, and the Buyer desires to accept such assignment and to assume such liabilities, in each case upon the terms and subject to the conditions set forth in this Agreement;
          NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby covenant and agree as follows:
          SECTION 1. DEFINITIONS.
          SECTION 1.1. Defined Terms. As used in this Agreement, the following terms shall have the following meanings:
          “Affiliate” means, with respect to any Person, (a) each Person that, directly or indirectly, owns or controls such Person, and (b) each Person that controls, is controlled by, or is under common control with, such Person or any Affiliate of such Person. For the purpose of this definition, “control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise;
          “Asset Transfer Closing” means the Closing (as defined in the Asset Transfer Agreement);
          “Assignment and Assumption Agreement” means an Assignment and Assumption Agreement substantially in the form attached as Exhibit A hereto;

          “Assignment of Lease” means an Assignment and Assumption of Lease substantially in the form attached as Exhibit B hereto;
          “Assumed Liabilities” means any and all debts, obligations or liabilities arising out of or relating to the Purchased Property of any kind, character or description, whether known or unknown, accrued or unaccrued, absolute or contingent, vested or unvested, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, determined, determinable or otherwise, whether presently in existence or arising hereafter, whether arising under contract (including the Contracts) or at law and whether or not the same is required to be accrued on the financial statements of the Seller, provided that Assumed Liabilities shall not include any Excluded Liabilities (as defined in the Asset Transfer Agreement);
          “Bedminster Lease” means that certain Lease, dated October 1, 1997, between the Seller (as assignee of Loral Space and Communications Corporation) and The Offices at Bedminster, L.L.C. with respect to the Bedminster Real Property;
          “Bedminster Facility” means the Seller’s operations and facilities located on the Bedminster Real Property;
          “Bedminster Real Property” means the real property located at 500 Hills Drive, Bedminster, New Jersey and leased by the Seller pursuant to the Bedminster Lease;
          “Bill of Sale” means a Bill of Sale substantially in the form attached as Exhibit C hereto;
          “Business” has the meaning set forth in the Asset Transfer Agreement;
          “Business Day” has the meaning set forth in the Asset Transfer Agreement;
          “Closing Date” means the date on which the Closing occurs;
          “Code” means the Internal Revenue Code of 1986, as amended;
          “Contract Rights” means any and all rights of the Seller under the Contracts;
          “Contracts” means, collectively, the Bedminster Lease, the Vendor Contracts and the Customer Contracts;
          “Customer Contracts” means any and all contracts of the Seller with any of its customers that are related wholly to the provision of telemetry, tracking and control services to such customers;
          “Excluded Property” has the meaning set forth in the Asset Transfer Agreement;
          “FCC” means the United States Federal Communications Commission;
          “FCC Licenses” means the authorizations, licenses and declaratory and “Permitted List” rulings issued by the FCC to the Seller or a Subsidiary thereof for the use of spectrum or the provision of service in the United States or between the United States and foreign points, in each case with respect to the satellites known as “T-11N,” “Telstar 11” and “Telstar 12;”

          “Governmental Entity” means any nation or government, any, foreign, state, regional, provincial, territorial, local or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, quasi-judicial, regulatory or administrative functions of or pertaining to government;
          “Hawley Facility” means the Seller’s operations and facilities located on the Hawley Real Property;
          “Hawley Real Property” means the real property owned by the Seller located on Kimbels Road in Hawley, Pennsylvania, together with all appurtenances, fixtures, equipment and any and all other tangible property located thereon;
          “Law” means any law (including civil and common law), statute, regulation, ordinance, rule, order, order-in-council, by-law, permit, judgment, consent, decree, settlement agreement or governmental requirement enacted, promulgated, issued, entered into, agreed or imposed by any Governmental Entity having jurisdiction;
          “Lien” has the meaning set forth in the Asset Transfer Agreement;
          “Marketable Securities” means: (a) direct obligations of and obligations fully guaranteed by the United States of America, or any agency thereof, the principal and interest of which are guaranteed by the United States of America or its agencies; (b) obligations issued or guaranteed by any state or a political subdivision thereof; provided that such obligations are rated for investment purposes at not less than “A” by Moody’s Investor Services, Inc. or “A2” by Standard & Poor’s Corp.; (c) certificates of deposit issued by commercial banks which are members of the Federal Reserve System; or (d) any money market fund the assets of which are any of those obligations itemized in the foregoing clauses (a) through (c);
          “Permitted Liens” has the meaning set forth in the Asset Transfer Agreement;
          “Person” means an individual, legal person, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Entity;
          “PSP” means the Public Sector Pension Investment Board, a Canadian Crown corporation;
          “Purchased Property” means: (a) any and all outstanding shares of capital stock or other equity interests of Loral Skynet (IOM) Limited, a company organized under the laws of the Isle of Man; (b) the FCC Licenses; (c) the Hawley Real Property; (d) the earth station licenses used in the operation of the Hawley Facility as set forth on Schedule I hereto; (e) the Contract Rights; (f) any and all rights to employ and/or in respect of the employment of any and all employees of the Seller as of the Closing Date (whether by contract, law or otherwise); (g) all appurtenances, fixtures, equipment and any and all other tangible property owned by the Seller and located on the Bedminster Real Property; and (h) any other tangible assets and property of the Seller located within the United States and used in the operation of the Business within the United States; provided that in no event shall Purchased Property include any Excluded Property;

          “Sale Documents” means, collectively, the Bill of Sale, the Assignment and Assumption Agreement and the Assignment of Lease;
          “Subsidiary” means, with respect to any Person, any other Person that directly or indirectly is controlled by such Person; provided that, any Person the capital stock or other equity interests of which comprise Excluded Property shall not be deemed a Subsidiary of the Seller or any of its Subsidiaries. For purposes of this definition, “control” shall mean the ownership of stock or other ownership interests of a Person constituting more than 50% of the total combined voting power of all classes of shares or other ownership interests of such Person entitled to vote;
          “Taxes” means all taxes, charges, fees, duties (including customs duties), levies or other assessments, including income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, goods and services, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, occupational, interest equalization, license, payroll, environmental, capital stock, disability, severance, employee’s income withholding, other withholding, employment insurance and social security taxes, premiums or levies, which are imposed by any Governmental Entity, whether disputed or not, and such term shall include any interest, penalties or additions to tax attributable thereto;
          “Tax Return” means any report, return or other information required to be supplied to a Governmental Entity in connection with any Taxes;
          “Transaction Agreements” has the meaning set forth in the Asset Transfer Agreement; and
          “Transaction Documents” means, collectively, this Agreement and the Sale Documents;
          “Vendor Contracts” means: (a) all vendor, supply, procurement and other like agreements pursuant to which the Seller procures goods and services for the operation of the Hawley Facility; and (b) all vendor, supply, procurement and other like agreements pursuant to which the Seller procures goods and services used in the administrative, accounting and back-office support services performed by the Seller at the Bedminster Facility.
          SECTION 1.2. Definitions. The following terms have the meanings set forth in the sections hereof set forth below:

Defined Term	Section Location
Agreement	Preamble
Asset Transfer Agreement	Recitals
Buyer	Preamble
Closing	3.2
Parent	Preamble
Seller	Preamble
Transferee	Recitals

          SECTION 1.3. Expanded Meanings. In this Agreement, unless the context otherwise requires:
          (a) words used herein importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;
          (b) the term “including” means “including, without limitation”;
          (c) references to the “parties” means the parties to this Agreement; and
          (d) references herein to any agreement or instrument, including this Agreement, shall be deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, in accordance with the terms of such agreement or instrument, and any specific references herein to any legislation or enactment shall be deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time up to the Closing Date unless specifically otherwise provided.
          SECTION 1.4. Interpretation not Affected by Headings, etc. The division of this Agreement into articles, sections, subsections, paragraphs and clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular article, section, subsection, paragraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.
          SECTION 2. PURCHASE AND SALE OF THE PURCHASED PROPERTY.
          SECTION 2.1. Transfer of Purchased Property. Subject to the terms and conditions herein set forth, the Seller shall sell, convey, transfer, assign and deliver to the Buyer, and the Buyer shall purchase and accept from the Seller, at the Closing, all right, title and interest of the Seller in, to and under the Purchased Property, wherever located, free and clear of all Liens other than Permitted Liens (but excluding the Liens described in clause (e) thereof). The sale, conveyance, transfer, assignment and delivery by the Seller of the Purchased Property to the Buyer as herein provided shall be effected at the Closing on the Closing Date by the execution and delivery of the Sale Documents by the Seller and the Buyer.
          SECTION 2.2. Subsequent Actions.
          (a) The Seller shall, at any time and from time to time after the Closing Date, upon the request of the Buyer, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, all such further deeds, assignments, transfers and conveyances as may be reasonably required for the better assigning, transferring, granting, conveying and confirming to the Buyer or its successors and assigns, or for aiding and assisting in collecting and reducing to possession, any or all of the Purchased Property. Effective as of the Closing Date, the Seller hereby constitutes and appoints the Buyer and any of its successors and assigns as the true and lawful attorney-in-fact of the Seller with full power of substitution in the name of the Buyer or in the name of the Seller but for the benefit of the Buyer to institute and prosecute all proceedings which the Buyer may in its sole discretion deem proper in order to assert or enforce any right, title or interest in, to or under the Purchased Property and to defend or compromise any and all actions, suits or proceedings in respect of any of the Purchased Property. The Buyer shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.
          (b) Notwithstanding anything to the contrary contained in this Agreement, no Contract or Contract Right shall be assigned to the Buyer hereunder contrary to applicable law or the terms of such Contract or Contract Right and, with respect to Contracts or Contract Rights that cannot be assigned to the Buyer at the Closing as contemplated hereby, the performance obligations of the Seller thereunder shall, unless not permitted by the terms of such Contract or Contract Right, be deemed to be subleased or subcontracted to the Buyer until such Contract or Contract Right has been assigned as contemplated by this Agreement. The Buyer shall reasonably assist the Seller in obtaining any necessary approvals to such subleases and subcontracts. The Seller shall use its commercially reasonable efforts to obtain all necessary consents and the Buyer shall take all necessary actions to perform and complete all Contracts and Contract Rights intended to be assigned under this Agreement in accordance with their terms if neither assignment, subleasing nor subcontracting is permitted by any relevant other party thereto. Following the Closing, with regard to any Contract or Contract Right with respect to which any necessary approvals to the assignment, subleasing or subcontracting thereof as contemplated by this Section 2.2(b) shall have not been obtained, effective as of the Closing, the Seller hereby constitutes and appoints the Buyer and any of its successors and assigns as the true and lawful attorney-in-fact of the Seller with full power of substitution in the name of the Seller or the Buyer, but on behalf and for the benefit of the Buyer, solely to act for the Seller in performing its obligations and exercising its rights under such Contracts and Contract Rights, but only to the extent that such delegation of duties and exercise of rights may be made without violation thereof or applicable law. In such capacity, the Buyer shall retain all benefits resulting from such performance of obligations and exercise of rights and it shall pay all amounts due from the Seller under such Contracts and Contract Rights from and after the Closing and shall perform all of the Seller’s obligations thereunder or in respect thereof from and after the Closing.
          SECTION 2.3. Assumption of Liabilities. From and after the Closing, the Buyer shall assume, and shall pay, perform and discharge when due, the Assumed Liabilities. The assumption of the Assumed Liabilities by the Buyer as provided herein shall be effected at the Closing on the Closing Date by the execution and delivery of the Assignment and Assumption Agreement and the Assignment of Lease by the Seller and the Buyer.
          SECTION 3. CONSIDERATION AND CLOSING.
          SECTION 3.1. Consideration.
          (a) The purchase price (the “Purchase Price”) hereunder shall be $25,472,000, which shall be paid by the Buyer to the Seller on the Closing Date by delivery to the Seller of Marketable Securities having an aggregate fair market value on the Closing Date equal to the Purchase Price. Such payment of the Purchase Price by the Buyer, together with the Buyer’s assumption of the Assumed Liabilities as provided herein, shall constitute the total consideration payable to the Seller for the Purchased Property.

          (b) The parties shall allocate the Purchase Price, as adjusted for federal income tax purposes to take into account the Assumed Liabilities, among the Purchased Property and the assets of the Transferred Subsidiaries (the “Allocation”) as set forth on Schedule 3.1(b) attached hereto. Each of the Seller, Buyer and each of their respective Affiliates shall (i) be bound by the Allocation for purposes of determining any Taxes, and (ii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with the Allocation. None of Seller, Buyer or their respective Affiliates shall take any position inconsistent with the Allocation in any Tax Return, in any refund claim, in any Tax litigation or administrative proceeding, or otherwise unless required by final determination by an applicable Governmental Entity. In the event that the Allocation is disputed by any Governmental Entity, the party receiving notice of the dispute shall promptly notify each other party hereto, and Buyer and Seller shall cooperate in defending such Allocation in any audit or similar proceeding.
          SECTION 3.2. Closing. The closing (the “Closing”) of the purchase and sale of the Purchased Property and the assignment and assumption of the Assumed Liabilities hereunder shall take place at the same location and at the same time as the Asset Transfer Closing.
          SECTION 4. CERTAIN ACKNOWLEDGEMENTS.
          SECTION 4.1. Disclaimer. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT OR THE ASSET TRANSFER AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE SELLER IN SECTION 3.1 OF THE ASSET TRANSFER AGREEMENT, THE SELLER DOES NOT MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER TO THE BUYER OR ANY OF ITS AFFILIATES, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTY OR REPRESENTATION OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.
          SECTION 4.2. Non-Reliance by the Buyer. THE BUYER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE SELLER IN SECTION 3.1 OF THE ASSET TRANSFER AGREEMENT, IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, THE BUYER IS NOT RELYING UPON ANY REPRESENTATION OR WARRANTY BY THE SELLER WHATSOEVER, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTY OR REPRESENTATION OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.
          SECTION 5. COVENANTS AND AGREEMENTS.
          SECTION 5.1. Consents and Approvals. Each of the Seller and the Buyer shall (a) use its commercially reasonable efforts to obtain all necessary consents, waivers, authorizations and approvals of all Governmental Entities, domestic and foreign, and of all other Persons required in connection with the execution, delivery and performance by it of this Agreement, and (b) diligently assist and cooperate with the other party hereto in preparing and filing all documents required to be submitted by such other party hereto to any Governmental Entity, domestic or foreign, in connection with such transactions and in obtaining any governmental consents, waivers, authorizations or approvals which may be required to be obtained by such other party hereto in connection with such transactions (which assistance and cooperation shall include the timely furnishing to such other party hereto all information concerning the Seller or the Buyer, as the case may be, that counsel to such other party hereto determines is required to be included in such documents or would be helpful in obtaining any such required consent, waiver, authorization or approval).
          SECTION 5.2. Commercially Reasonable Efforts. Upon the terms and subject to the conditions of this Agreement, each of the Seller and the Buyer will use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.
          SECTION 5.3. Parent Guaranty. Parent hereby irrevocably and unconditionally guarantees all of the obligations of the Seller under this Agreement.
          SECTION 6. TAXES.
          SECTION 6.1. Transfer Taxes. All transfer, documentary, sales, use, value added, goods and service, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be borne and paid by the Buyer when due, and the Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, the Seller will, and will cause its Affiliates to, join in the execution of or file any such Tax Returns and other documentation. Seller and Buyer shall cooperate in obtaining any applicable certificate or exemption with respect to the transfer of the Purchased Property and each party hereto agrees to timely sign and deliver such certificates or forms as may be reasonably requested by the other party to establish an exemption from (or otherwise reduce), or to file Tax returns with respect to, such Taxes.
          SECTION 6.2. Payment of Taxes. Real, personal and intangible property Taxes and assessments on the Purchased Property for any taxable period commencing prior to January 1, 2007 and ending after January 1, 2007 shall be prorated on a per diem basis between the Buyer and the Seller as of January 1, 2007. All such prorations shall be allocated so that items relating to time periods ending prior to January 1, 2007 shall be allocated to the Seller and items relating to time periods beginning on or after January 1, 2007 shall be allocated to the Buyer. The amount of all such prorations shall be settled and paid on the Closing Date, provided that final payments with respect to prorations that are not able to be calculated as of the Closing Date shall be calculated and paid as soon as practicable thereafter.
          SECTION 6.3. Treatment of Transaction. The parties hereto shall, and shall cause their respective Affiliates to, each treat the sale of the Purchased Property hereunder as a taxable sale, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code.

          SECTION 7. CONDITIONS PRECEDENT TO PERFORMANCE BY THE PARTIES.
          SECTION 7.1. Mutual Conditions. The obligations of the Seller and the Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by the Seller or the Buyer (with respect to itself only and not the other party) in its sole discretion:
          (a) (i) no Canadian or United States court or other Governmental Entity in Canada or the United States shall have enacted, issued, promulgated, enforced or entered any Law, judgment, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) which is in effect and (A) prohibits the consummation of the transactions contemplated hereby or (B) impairs the consummation of the transactions contemplated by this Agreement, and (ii) no court or other Governmental Entity outside of Canada or the United States shall have enacted, issued, promulgated, enforced or entered any Law, judgment, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits the consummation of the transactions contemplated by this Agreement, provided that, with respect to each of clause (i)(B) and (ii), as applicable the consummation of the transactions contemplated by this Agreement in violation of such prohibition, or notwithstanding such impairment, would reasonably be expected to result in a Business Material Adverse Effect; and
          (b) the Asset Transfer Closing shall have been consummated.
          SECTION 7.2. Conditions to the Seller’s Performance. In addition to the conditions set forth in Section 7.1 hereof, the obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by the Seller in its sole discretion:
          (a) the Buyer shall have executed and delivered to the Seller each Sale Document;
          (b) each Sale Document shall be in full force and effect; and
          (c) the Buyer shall not be in breach of any of the Sale Documents.
          SECTION 7.3. Conditions to the Buyer’s Performance. In addition to the conditions set forth in Section 7.1 hereof, the obligation of the Buyer to consummate the transactions contemplated by this Agreement is subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by the Buyer in its sole discretion:
          (a) the Seller shall have executed and delivered to the Buyer each Sale Document;
          (b) each Sale Document shall be in full force and effect; and

          (c) the Seller shall not be in breach of any of the Sale Documents; and
          (d) the Seller shall have delivered to the Buyer an affidavit of non-foreign status of the Seller that complies with Section 1445 of the Code.
          SECTION 8. TERMINATION.
          SECTION 8.1. Mutual Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated at any time before the Closing by the mutual written consent of the Seller, the Buyer and PSP.
          SECTION 8.2. Automatic Termination. In the event of any termination of the Asset Transfer Agreement, this Agreement shall simultaneously and automatically terminate without any further act or deed on the part of any party hereto.
          SECTION 8.3. Effect of Termination. In the event of any termination of this Agreement pursuant to Section 8.1, or Section 8.2, this Agreement shall become null and void and have no further force or effect, with no liability on the part of any party hereto or its or its Affiliates’ respective directors (or Persons in similar positions), officers, agents, partners or stockholders, with respect to this Agreement, except (a) for the liability of the Buyer to pay expenses pursuant to Section 9.4 and (b) that nothing herein will relieve any party hereto from liability for any breach by it of the provisions of this Agreement occurring prior to the date of such termination.
          SECTION 9. MISCELLANEOUS.
          SECTION 9.1. Subject to Asset Transfer Agreement; Relationship of Parties.
          (a) The parties hereto acknowledge that (i) breaches of their respective covenants under this Agreement are subject to provisions in the Asset Transfer Agreement, including indemnification under Article VII thereof and (ii) from and after the Closing, the provisions of Article VII of the Asset Transfer Agreement shall provide the sole and exclusive remedy of any party hereto for any breach by any other party hereto of the provisions of this Agreement.
          (b) Parent and the Seller acknowledge and agree that Buyer is, and will be until the Closing, a Subsidiary thereof, and neither Parent nor any of its Affiliates shall have any recourse against the Buyer for any breaches of the representations, warranties and covenants hereunder that occur prior to the Closing.
          SECTION 9.2. Successors and Assigns. No party may transfer or assign any of its rights or obligations hereunder without the express written consent of the other party hereto, and any such attempted transfer or assignment in violation of this Section 9.2 shall be null and void ab initio; provided, however, that a party hereto may, without the prior written consent of any other party hereto, (a) assign (in whole or in part) this Agreement and all of its rights hereunder to its lenders and debt providers (or any administrative or collateral agent therefor) for collateral security purposes, and (b) following the Closing, assign (in whole or in part) this Agreement and its rights and obligations hereunder to any of its Subsidiaries; provided, further, that, notwithstanding any such assignment described in the immediately preceding clauses (a) and (b), the assigning party shall remain liable to perform all of its obligations hereunder.
          SECTION 9.3. Governing Law and Waiver of Jury Trial. This Agreement, and all matters arising out of or relating to this Agreement and the transactions contemplated hereby, including (a) its negotiation, execution, and validity, and (b) any claim or cause of action, whether in contract, tort or otherwise (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, construed and interpreted in accordance with the laws of the State of New York, without regard to the conflicts of law rules and principles thereof. Any suit, action or proceeding against any party or any of its assets arising out of or relating to this Agreement shall be brought in the federal or state courts located in New York, New York, and each party hereby irrevocably and unconditionally attorns and submits to the exclusive jurisdiction of such courts over the subject matter of any such suit, action or proceeding. Each party irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter. EACH PARTY HEREBY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE OR CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Each party irrevocably consents to process being served by any party to this Agreement in any legal proceeding by delivery of a copy thereof in accordance with the provisions of Section 9.6.
          SECTION 9.4. Expenses. Whether or not the transactions contemplated by this Agreement shall have been consummated, the Buyer shall pay, and shall be solely responsible for the payment of, any and all costs and expenses (including all costs and expenses with respect to pursuing any consents and approvals of third parties or Governmental Entities and of any advisors, including legal counsel) incurred by the Buyer and the Seller incident to preparing, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.
          SECTION 9.5. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

          SECTION 9.6. Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by hand, courier (with a copy sent by facsimile), by facsimile or other means of electronic communication (with a copy sent by courier) or by delivery as hereafter provided. Any such notice or other communication, if sent by courier or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the confirmation of receipt, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notice of change of address shall also be governed by this Section 9.6. Notices and other communications shall be addressed as follows or to such other address as the parties shall notify each other in writing from time to time:
          If to the Seller:
Loral Skynet Corporation
c/o Loral Space & Communications Inc.
600 Third Avenue
New York, NY 10016
Attention:       Avi Katz
Telephone:       (212) 338-5340
Facsimile:       (212) 338-5320
          with copies to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:       Bruce R. Kraus
Telephone:       (212) 728-8237
Facsimile:       (212) 728-9237
and
McCarthy Tétrault LLP
66 Wellington Street
Toronto, M5K 1E6
Attention:       Robert Forbes
Telephone:       (416) 601-8267
Facsimile:       (416) 868-0673

          If to the Buyer:
Skynet Satellite Corporation
c/o 4363205 Canada Inc.
c/o McCarthy Tétrault
66 Wellington Street
Toronto, M5K 1E6
Attention:       Secretary (c/o Robert Forbes)
Facsimile:       (416) 868-0673
          with copies to:
Public Sector Pension Investments Board
c/o PSP Investments
1250 René-Lévesque Blvd West
Suite 2030
Montréal (Québec) H3B 4W8
Attention:       First Vice President and General Counsel
Telephone:       (514) 939-5376
Facsimile:       (514) 937-0403
and
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:       Douglas P. Warner
Telephone:       (212) 310-8751
Facsimile:       (212) 310-8007
          SECTION 9.7. Amendments; Waivers. The Seller and the Buyer may modify or amend this Agreement only by written agreement executed and delivered by duly authorized officers of such parties and of PSP. No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by the Seller, the Buyer and, prior to the Closing, PSP. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.
          SECTION 9.8. Entire Agreement. Except as agreed to in writing on or after the date hereof, this Agreement, the other Transaction Documents and the Transaction Agreements constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties (both written and oral), among the parties with respect to the subject matter hereof.
          SECTION 9.9. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that PSP shall be a third party beneficiary of the provisions of Sections 8.1 and 9.7 hereof.
          SECTION 9.10. Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
          SECTION 9.11. Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
          SECTION 9.12. Time of Essence. Time shall be of the essence in this Agreement.
          SECTION 9.13. Successors. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors.
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          IN WITNESS WHEREOF, the parties hereto have duly executed this Asset Purchase Agreement as of the date first above written.

LORAL SKYNET CORPORATION

By:	/s/ Michael B. Targoff Name: Michael B. Targoff
Title: Chief Executive Officer

SKYNET SATELLITE CORPORATION

By:	/s/ Michael B. Targoff Name: Michael B. Targoff
Title: Chief Executive Officer

LORAL SPACE & COMMUNICATIONS INC.

By:	/s/ Michael B. Targoff Name: Michael B. Targoff Title: Chief Executive Officer